UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On February 1, 2024, the board of directors of ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), approved a share combination (the “Share Combination”) of the Company’s common shares at a ratio of 10-to-1 so that every 10 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). The Company’s common shares will begin trading on the Nasdaq Stock Market on a post Share Combination basis on March 1, 2024. As a result of the Share Combination, the par value of the common shares of the Company will be changed from $0.01 per share to $0.1 per share, and the Company’s issued and outstanding common shares will be reduced from 37,451,882 to approximately 3,745,189.

On February 27, 2024, the Company issued a press release announcing the Share Combination. A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This report, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (No. 333-267101), of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated February 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: February 27, 2024

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